4th November 2002

For the information of the local market, please find attached a copy of prepared addresses delivered by the Chairman and Chief Executive to shareholders at the BHP Billiton Limited Annual General Meeting in Melbourne.

Yours sincerely,

Karen Wood
Company Secretary

BHP BILLITON ANNUAL GENERAL MEETING

Monday, 4 November 2002

CHAIRMAN'S AND CHIEF EXECUTIVE'S ADDRESSES

Chairman

Welcome ladies and gentlemen.

My name is Don Argus and it is my pleasure to open this historic annual general meeting. This is the first time we have held a joint annual general meeting of the two arms of our dual listed company and I extend a very warm welcome to shareholders and guests in London and here in Melbourne.

Chairing the meeting in London is Deputy Chairman John Jackson. John is attending his last meeting today as a director of BHP Billiton. I will be saying more about John later in the meeting.

Let me begin on a sad note. Many of you will recall that when I opened the annual general meetings last year I started by acknowledging the terrorist attacks that had so impacted the United States and the world in September 2001. Today I again relay our thoughts and prayers for families devastated by terrorism - on the island of Bali, just to the north of Australia and more recently in the city of Moscow where young and old alike were caught, innocent victims to a campaign waged by people with motives we find difficult to understand. In whatever hemisphere we live the effects of these blatant acts of terrorism make it clear that none of us is immune from such wilful destruction of life.

Turning now to today's meeting:

I am advised that there is a quorum present so I now formally declare the meeting open.

There are three major parts to the agenda today.

First, your Chief Executive Brian Gilbertson and I, will report on how the business has performed in the first year since the merger of BHP and Billiton. I will also spend some time outlining the items of business that we have asked you to consider.

After moving to the formal items of business you will have the opportunity to ask questions on any of the resolutions and any other matter related to the Company's business. I will take questions from shareholders in London and here in Melbourne.

I will then ask John Jackson to take over the meeting in London and conduct the voting on the items of business, which I will also do here in Melbourne.

At the end of the meeting I invite you to join us for some light refreshments outside.

So let me begin by introducing your directors - both in London and in Melbourne.

(Directors introduced)

Before asking Brian Gilbertson to give you an overview of the business, let me recap some of the things we have achieved since the merger.

In May last year the shareholders of the former BHP Limited and Billiton plc agreed to a merger to establish a premier diversified global resources group.

At the time we said the objective of the merger was to create a formidable enterprise of global scale and diversity with the capacity and flexibility to pursue international growth opportunities and with outstanding access to global markets.

The transaction was completed on 29 June last year.

BHP Billiton is now the world's largest resources group and has met those objectives.

This is a group that is now made up of high quality assets, high quality people and a firm focus on strategic direction.

At the time we clearly articulated the rationale for the merger. We also laid out a timetable for the integration and set a number of goals we believe we needed to achieve.

We have met those targets and I am pleased to be able to report we have achieved much more.

Let me give you some examples:

  We finalised and published the Strategic Framework on 8 April. This publication sets out the Key Value Drivers that distinguish us from our competitors and outlined the strategic imperatives that will see us realise our full potential - I would recommend all shareholders read this publication.

  We have set performance measures against which we have invited the market to judge us. Brian will give you more detail of these later in the meeting.

  We approved twelve projects with a total capital investment of US$2.9 billion. This is an example of how we are investing for the future.

  There have been remarkable successes by the Petroleum exploration teams - for example in the Gulf of Mexico.

  Our Petroleum people took key leadership roles in the negotiations for the delivery of Liquefied Natural Gas from the North West Shelf Venture in Western Australia to Guangdong in China.

  All shareholders benefited from the successful demerger of BHP Steel earlier this year.

  There has been a smooth transition of chief executive responsibilities from Paul Anderson to Brian Gilbertson.

  And there has been a downsizing of the Board from 17 with 10 directors in office after this meeting. We will make announcements about further appointments in due course.

  We also finalised our responsible exit from the OK Tedi copper mine in PNG, transferring our equity in the mine to an independent company established to support the future social and economic development of PNG. Our commitment to the environment and to the health and safety of our workers remains undiminished. The Health Safety Environment & Community Report published at the same time as the Annual Report this year, reports on our performance in these critical areas against published targets.

  Both leading ratings agencies - Moody's and Standard & Poor's - have upgraded the Group's credit ratings.

  And despite difficult market conditions which prevailed during the year - which saw lower commodity prices and lower sales volumes - BHP Billiton generated Earnings Before Interest and Tax of US$3.1 billion.

  That strong performance has continued into this financial year. Last Thursday we announced the results for the first three months of the year. In addition to the higher first quarter profit of US$572 million, we announced a 7.7 per cent increase in the interim dividend to US seven cents a share, payable on 4 December.

Importantly we also maintained a very strong balance sheet with gearing of 35% and EBITDA interest coverage of 11.0 times.

Despite these achievements, I still read the odd article, and receive the occasional question from a shareholder on whether the dual listed company structure has created value.

The quick response to that question is "yes", we have created value and will continue to do so.

We have created the world's leading resources company with all the benefits we described at the time of the merger.

To measure value simply by reference to the price of a company's share, ignores of course the reality that value can be created through strategic positioning, diversification of cash flows, the spreading of risk, the growth in scale and hence the ability to use that base for further consolidation, and the ability to be included in the major indexes in the world.

Having the resilience both in earnings and cash flow to grow organically and replenish the source from which the group drives its profits, also preserves and adds value. The share price is the outcome.

What we cannot do, of course, is control the share price.

We cannot control the divide between what we report, in terms of financial performance, and how the share market treats our share price.

I know what often mystifies shareholders is why a company's share price rises or falls over a given period.

The slide that is on the screen shows the relative performance of BHP Billiton Plc against the FTSE 100 since the merger.

This next slide shows the performance of BHP Billiton Limited against the ASX 200.

Since the merger, Plc's share price has remained stable while the FTSE 100 index has fallen 27%. Over the same period, Limited's share price has increased 3% while the ASX 200 has fallen by 14%. In addition, the S&P 500 index has fallen by 35% during the 16 months since the merger completion.

This next slide shows even more graphically how BHP Billiton has performed over recent years. One thousand Australian dollars invested in BHP immediately before Paul Anderson joined the company in 1998 is today worth $1,929 when you include the benefits from the One Steel and BHP Steel de-mergers - a total shareholder return of 93% over that period.

So given a two year bear market, low commodity prices and an uncertain global economy, the BHP Billiton share price has performed better than its peers and the two major markets it trades in.

So while our share price did better than most, like you, we would like it to do better.

With so many factors likely to increase volatility and influence market value, our challenge is to better demonstrate to the market that our merged entities do in fact provide sustainable additional value.

We also need to show that the structure of the merged entity itself is an effective vehicle through which to deliver value. While dual listed structures are not new - Royal Dutch-Shell and Unilever have been around since 1903 and 1930 respectively - there is considerable focus on the DLC structure in Australia, where this type of vehicle has been used more recently.

Let me say that in the face of the regulatory impediments, the dual listed companies structure remains a valid and valuable means by which global entities can be created. The DLC structure will be judged ultimately by what value we return to shareholders. While there is no doubt that the prevailing price differential allows for arbitrage activity between the two indices, we cannot lose sight of the performance of the Group.

As you have read in the Annual Report and seen in our first quarter profit report, in a hostile environment, BHP Billiton is performing strongly.

The next step then is to convince our investors that the fundamental value drivers of our business are consistent and stable. As Brian will show you shortly, BHP Billiton has demonstrated it is a company with strong stable cashflow.

What we need to better communicate to the markets are measures such as Consistent Earnings Per Share Growth - Consistent Return on Invested Capital in excess of weighted average cost of capital - earnings before interest and tax margins are maintained and improved - Good cost control is embedded in the Group culture - Free cash flow generation - and a strong Balance Sheet are more assured methods of developing long term value rather than focussing on just capital gains.

The old adage of, price is what you pay and value is what you get, is very much applicable in the current market. Management can control the "E", or the earnings in the Price Earnings equation, but the price is what the market determines.

Before handing over to Brian to give a brief report, let me do two further things.

The first is to thank, on your behalf, all of BHP Billiton's employees for their contribution in a year of such extraordinary change and challenge.

The second is to give you a general view of the outlook as we see it at this point in time.

The short-term economic outlook continues to be dominated by the ongoing adjustment of the major economies to the 2001 recession, problems in emerging markets, in particular Latin America, and the seemingly endless ability of China to post continued high growth rates.

The latest decline in the OECD Leading Indicator of Industrial Production rate suggests a weaker outlook for industrial production. This is now beginning to be reflected in commodity prices with most metals having declined since September.

Falling equity prices and uncertainty surrounding the geo-political tensions in the Middle East are having an adverse effect on consumer and business confidence across the major economies.

On balance, with expansionary fiscal policy and near record low interest rates in place, the world economy should avoid a return to recession. However, growth in the near term will be below average and the risks remain on the downside.

The outlook implies a challenging business environment for the Group. We will continue to focus, within a well-articulated strategy, on the fundamental drivers of business success including operating efficiencies, customers, and margins. Moreover, a rigorous approach to project evaluation and implementation will ensure that projects meet their stated objectives, are on budget and deliver returns commensurate with the risk profile.

Ladies and gentlemen let me now introduce our Chief Executive, Mr Brian Gilbertson.

CHIEF EXECUTIVE

Good evening Ladies and Gentlemen, here in Melbourne.

Good morning in London.

In April this year I presented to our investors a Strategic Framework which would guide our decisions over the next few years.

At the heart of that Framework lies the proposition that BHP Billiton offers shareholders exceptional VALUE

--- VALUE based on the remarkable STABILITY of our cash flows;

and VALUE based on our potential for above-average GROWTH.

Those 3 words, STABILITY, GROWTH and VALUE, appear in large letters on the cover of our Annual Report.

This equation, S + G = V

has become the mantra of the BHP Billiton executive team.

It reads:

STABILITY plus GROWTH equals VALUE !

When you come to study that Annual Report, please remember also its companion volume, entitled "Policy into Practice".

There we have detailed the many initiatives underway to achieve excellence in the fields of Health, Safety, the Environment, and Community Relations.

The STABILITY of our cash flows, you may recall, arises in 3 ways:

- Firstly from the outstanding quality of our individual assets, which have long lives and low operating costs, and hence generate cash flows even when commodity prices are weak.

- Secondly, from initiatives in our Marketing area, where we strive for preferred supplier status with our customers, offering them integrated supply packages, sourced from our own and third party production.

- Thirdly - and most importantly - from the Portfolio Effect.

When the cash flows of the individual assets are combined, any fluctuation in one variable - say the commodity price or the exchange rate - tends to be offset, at least partly, by fluctuations in others.

This slide gives a sense of the outstanding geographic and commodity diversification of the Group.

The GROWTH dimension of our VALUE proposition rests on this remarkable pipeline of potential investments.

Since the merger, we have given the go-ahead to 12 projects, committing to capital expenditures of $2.9 billion over the next 3 years.

These slides illustrate the REAL ASSETS being created in the Gulf of Mexico, in Colombia, in Chile, in Mozambique and in Australia.

I am happy to say that all are pretty much on schedule and within budget, and that there are no adverse developments that I need to report to you today.

Another key to our GROWTH lies in our Petroleum assets.

At the Framework presentation in April I said that these Petroleum assets gave us a unique advantage over our traditional competitors, bringing diversification to our cash flows, and effectively breaking through the "ceiling-to-growth" which might limit some Minerals businesses.

Even in this past year, Petroleum rewarded that confidence, with successes in the CASCADE and NEPTUNE projects in the Gulf of Mexico, and in the choice of the North West Shelf Venture as LNG supplier to the Guangdong Terminal in China.

The latter was particularly pleasing for us, for BHP Billiton was the JV's representative, and worked closely with the Western Australian and Federal Governments towards this successful outcome.

Over the past few months, I have met with many of our investors, in Australia, in Europe, and in the USA.

In those meetings, I have been struck by the importance now attached to the STABILITY of our cash flows - more importance even than to our GROWTH potential.

Of course, no cash flows can be perfectly stable in volatile markets, but ours have so far proved stable to a remarkable degree.

The BHP Billiton merger is now 5 quarters old.

Quarter after quarter, up to and including the 5th set of quarterlies that we released only last Thursday, our EBITDA has been rock-steady, around US$1.2 billion per quarter.

And that, Ladies and Gentlemen, notwithstanding the great turmoil in the world economies, despite the weakness in the financial and commodity markets.

Of course, 5 swallows do not make an everlasting summer.

Our results history is still too short to extrapolate with great confidence.

But we can estimate that future variability by looking backward, by analysing historical data.

On the screen now is the most remarkable slide you will see today.

In this, we applied prices dating back to 1989 - that's 55 quarters !

- to our current production profile, and calculated what our cash flows WOULD HAVE been in those circumstances.

The results here show that the cash flows have been remarkably stable over that long period, fluctuating within the relatively narrow band of US$940 million to US$1,270 million per quarter - thus strongly suggesting future stability.

Those meetings with shareholders around the world exposed a renewed interest in dividends.

We responded last week by raising our interim dividend from 6 1/2 cents per share to 7 cents, up nearly 8%.

This increase, in trying market conditions, and at a time of heavy capital investment, is evidence of our growing confidence in the cash flow stability provided by our business model.

But enough now of propositions and business models !

At the Strategic Framework presentation I offered a set of Performance Measures for the market to judge us.

These Measures are repeated in the right-hand column of this slide.

I shall not run through the entire column as today is not a results presentation.

But let me mention two.

I start with the first line of the second box, our credit rating, an asset to treasure in these troubled times.

In October 2002, Moody's Investor Services raised our long-term rating from A3 to A2, and the short term rating from P-2 to P-1.

In their own words: "This upgrade reflects the successful combination of the Group's operations following the merger in June 2001, the benefit of a diversified portfolio, and the continued focus on prudent financial policies."

The Standard & Poor rating remains on positive watch after being upgraded in September 2001 to the current long term A and short term A-1.

I might add that our first Eurobond issue took place in early October.

That issue - Euro 750 million in five year notes - was oversubscribed, and we achieved an excellent interest rate, right at the low end of market expectations.

This success in prevailing market conditions - when other companies were cancelling their issues - again reflects the Group's strong credit credentials.

Another Performance Measure of much interest to shareholders is our progress in cutting operating costs.

I have spoken elsewhere of my confidence that, by the end of this financial year, we will deliver at least the US$270 million of merger synergies that we promised 18 months ago.

Much more challenging to the executive team is the additional US$500 million that I have undertaken to eliminate over the 3 year period starting July 2002.

Many analysts have asked how we will achieve this, when our assets already define the low end of the cost curve.

The answer is that it will not be easy, but we shall try, by focussing relentlessly on all costs across our entire business.

Progress will come in small incremented steps, rather than in leaps and bounds.

In some areas though, we do hope for step changes through technical innovation.

I thought you might like to share today in one such potential leap, from among a number that we are pursuing.

It is an Australian invention that could change open cut mining around the world.

As you watch this video clip, please have in mind that the bucket could easily hold 4 or 5 Falcon motor cars, while the boom is 100m long - which is the length of a football field (I am talking rugby of course, not footy !).

(Video shown)

Ladies and Gentlemen, you have heard enough from me today.

Let me conclude by reminding you that the merger of BHP and Billiton created a major resources company.

The re-rating that has taken place since then has delivered to you, our shareholders, the number one resources company in the world.

I now return you to our Chairman, Mr Argus, to continue with the business of the meeting.

CHAIRMAN

Thank you Brian.

Before moving to the formal part of the meeting I want to pay tribute to those Directors who retired during the year.

Ben Alberts, John Conde, Derek Keys and Barry Romeril all retired from the Board at the end of June.

All of these directors have made enormous contributions to the decisions of the Group. I am sure all shareholders join me in thanking them for their contributions, without which, the merger would not have been possible.

I would also like to pay tribute to my other Board colleagues who demonstrated extraordinary commitment and professionalism in assisting in the delivery of this merger.

John Jackson, John Ralph and Paul Anderson all retire at the end of this meeting.

John Jackson, as you know, is chairing our meeting in London today.

In addition to his role as Deputy Chairman, John has fulfilled the role of Senior Independent Director of Plc. He was one of the people instrumental in bringing the merger into being and has worked tirelessly since that time to ensure a smooth transition.

John Ralph will be known to many of you. John has made an immeasurable contribution to BHP Billiton over the 5 years of his directorship. The Company has been lucky indeed to have had his services. John has recently celebrated his 70th birthday. I, and I know my colleagues on the Board, will greatly miss his wise counsel.

There is, of course, never a right time for a successful CEO to move on to new interests. Paul Anderson retires today after 4 years, firstly with BHP and latterly BHP Billiton.

In mentioning Paul's contribution to the Group I would like to display on screen a chart which to me needs very few words in terms of analysis. The graph on the chart starts from the date of Paul's appointment to BHP. It shows the relative share performance of the Company and more recently, the Group, against the ASX 200 through to June of this year - that is, one year into the merger.

As I wrote in the Annual Report, Paul Anderson would have few peers in terms of achieving success, and his contribution to BHP and subsequently BHP Billiton has been outstanding.

I would now like to turn to one of the issues that has received so much attention in recent times - that of executive remuneration. There are a number of elements to this - some of which we are asking you to consider at this meeting. Before moving to the particular remuneration arrangements that we are asking you to consider, let me start by talking about payments made to retiring executives, a subject that has received considerable press in recent times. In many cases criticism of both the quantum paid and the circumstances in which it was paid is justified, but let me take a few moments to correct some of the misinformation which has circulated about Paul Anderson's severance package.

I am sure all shareholders here in Australia, at least, will recall the difficulties BHP was in prior to Paul's engagement in 1998; I don't need to go over old ground.

However, I will extract for you a break-up of Paul's salary package for each year that he has been with the Company so that everyone has a full understanding of exactly what he has been paid. All of these payments were made in accordance with his original contract of employment negotiated in 1998.

That contract was dated 2 November, 1998 and the share element was approved by shareholders on 26 February 1999.

As you will observe, when we engaged Paul it was necessary to compensate him for loss of benefits accruing to him with this former employer. This is not uncommon when you are enticing executives to change companies.

During the last financial year he was paid approximately the same as for each other year of his employment.

Most significantly though, 55% of his remuneration was "at risk" and probably more significantly, the quantum was set by the share price. That is, just over half of this amount would not have been paid if he had not performed against the rigorous hurdles the Board put in place.

Let me now turn to the payments made on termination.

Not $30million, not $18million as I have seen reported, but $5,140,600. While it is tempting to lump his remuneration for last year with the termination payment, the fact is that this is misleading.

The amount he was paid on termination was exactly the amount that was due to him under the terms of his contract.

The obligation to pay two years' salary in circumstances where the company brings the contract to an end - not because the executive is not performing, but because it was a necessary component of the merger - is, in my view, completely fair and reasonable. Indeed, without offering this kind of protection it is difficult to conceive how companies would be able to convince these talented individuals to put their careers on the line to concentrate on delivering value for the organisation.

The final point that should be made on the subject of Paul's payments is that the obligation on the Company to make that payment has never been a secret. This obligation has been reported to shareholders on a number of occasions. The most recent, apart from this year's Annual Report, was in the explanatory material sent to shareholders at the time of the merger.

I think we should all be grateful that he has restored real value to BHP and I expect that history will treat him with great respect for his part in the creation of BHP Billiton. I would also expect similar accolades for Brian Gilbertson's role in the merger.

The fact that so large a proportion of executive remuneration is "at risk" is often overlooked in the "Executive Remuneration debate".

In Brian Gilbertson's case 66% of his remuneration will be at risk this year.

If the Executives do not perform, they sacrifice in excess of 50% of their potential annual salary package.

In my view the key questions for shareholders should therefore be:

  What is the total potential remuneration?

  Is it sufficient to attract the best people for the job?

  What proportion of it is "at risk"?

  What does the executive need to achieve before the "at risk" portion is paid? - in other words, what are the performance hurdles? and

  When do the incentives - the shares or options - vest?

These are the questions that you, the owners of the Company, have delegated to the Board to resolve and they represent one of the most important tasks for the Board - that is to properly define the performance required by the executives and to ensure that those executives are given the necessary incentives to achieve that performance.

Now, let me talk for a moment about some of the things we are doing differently this year in an effort to bring the whole issue of executive remuneration closer to shareholders.

As you know, at the time of the merger we committed ourselves to adopt the better of the prevailing standards of governance across the entire Group - whether those standards were UK or Australian based. This policy will mean that you will have seen differences in the information contained in the Annual Report and also differences in the items of business that we are asking you to consider today.

First, we have prepared an extensive report on remuneration. This report contains information that goes beyond what shareholders will have been familiar with in the UK and in Australia.

As well as setting out information on remuneration rates it also includes an outline of BHP Billiton's policy on remuneration. The second difference is that we are asking shareholders to consider and vote on that policy.

Third, we are asking shareholders to vote on a new incentive scheme. A vote on this scheme is not required under Australian law but we are asking shareholders to vote on this matter.

And finally, we are asking shareholders to vote on the participation of executive directors in the scheme. A vote on this item is not required under UK law but again, we are asking shareholders to vote on this item. We will come to these motions later in the meeting.

All of these initiatives not only demonstrate our commitment to adopt a uniform governance platform across the Group that reflects best practice but they also extend the role and participation of our shareholders in the governance of the Company.

One of the key planks of BHP Billiton's remuneration policy - on which you will be asked to vote - is the Group Incentive Scheme. Let me spend a few moments at the outset explaining the operation of that Scheme.

A little explanation now on these matters may clarify some of the misinformation and generalisations that I have read on these items.

The slide that is now on the screen shows the structure of the Salary Packaging under the proposed new Scheme. Let me walk through it.

The reward structure comprises first a Base Salary which, in the case of the Chief Executive is equal to 34% of his possible remuneration for the year. The base is set by reference to the scope and nature of his role, experience, performance, and of course, current market data.

The Remuneration Committee, which is made up of independent non-executive directors, actively seeks market data to benchmark Base Salary levels before setting the remuneration levels for the year ahead.

Second, at the beginning of every financial year the Remuneration Committee and the Board set performance hurdles for the Chief Executive. These then flow down to the other participants in the Scheme.

Those hurdles are divided into categories:

  Financial, which is the financial performance that the Board expects the Company to deliver and includes things like return on capital employed and free cash flow;

  Occupational, health and safety and the environment. Our performance against published targets is, as I said earlier, published in the HSEC Report.

  Operational - this may include business related initiatives such as the development of one part of the business or exit from another;

  community - the Company is committed to enhancing the quality of life in the communities in which we operate. For example, we target a contribution of 1% of pre-tax profit to community programs each year. Last year our contribution was 1.4%; and finally personal - this may include - for example - elements of leadership or special projects.

All of these hurdles are driven off the strategic drivers for the Group that Brian showed you earlier.

Third, at the end of that financial year, executive performance is assessed against these performance hurdles and a decision is made as to the extent to which they have been met. It is this assessment that quantifies the annual bonus to be paid to the executive.

The fourth step is to divide that bonus in half.

Half is paid in cash to the executive.

The other half must be used to convert into deferred shares.

The Remuneration Committee may, at its discretion, allow the executive to convert that half of the bonus into some options and some shares. Irrespective of whether the bonus is converted into shares or options, those shares or options must be held by the executive for a further two years and will only vest to the executive if the executive is still employed by the Company at the end of that period.

This means that it is 3 years from the beginning of the period in which the bonus was earned before the shares or options will vest.

I again emphasise that there is no further performance required because the performance had to be there before the shares or options could have been issued in the first place.

The fifth step involves the issue of Performance Shares to match the number of Deferred Shares (or options), which have been issued.

These shares must be held for a further 3 years and will only vest if additional hurdles are met. These additional hurdles are based on the Total Shareholder Return (compared against a group of other companies) and Earnings Per Share growth over the period. If these hurdles are not met then the Performance Shares will not vest.

BHP Billiton's proposed Group Incentive Scheme is transparent.

Before moving to your questions, I thought it would be useful to share with you the five main questions that I have been asked about the new Scheme.

The first is - why is BHP Billiton proposing a share scheme that contains options - aren't these just a way to line the pockets of the executives?

Let me say at the outset that there is nothing wrong with option schemes if, and only if, they contain sufficiently testing performance hurdles.

Options are not free shares.

They are simply a right to buy a share at a certain price, if designated performance hurdles are met.

The second is - what is the cost of this new Scheme likely to be?

I can tell you that the estimated profit and loss impact of the long term incentive component will be US$42.7 million for FY2003 assuming target performance is met.

This compares to an annual wages and salary bill of US$2 billion, and I remind you, EBIT last year of 3.1 billion.

The third is whether BHP Billion fully expenses its options?

The answer is that BHP Billiton does what the accounting standards require - that it expenses them at their intrinsic value.

We very much look forward to the new accounting standards which we hope will allow us to more comprehensively account for options and we urge the government to try to get at least this part of international standards in place as soon as possible.

I might add that if we were able to show the full impact on the profit and loss statement of options granted in recent years, it would show a cost of $41.9 million in 2001 and $36.7 million in 2002.

The fourth is whether there is any cap on the number of shares that can be allocated to executives?

The answer is most definitively - yes.

If you approve this Scheme today 654 executives will participate. We cannot allot more than 5% of the combined - and I repeat that - combined - ordinary capital of the Group in any 10 year period.

The final question I have been asked is how are we, at BHP Billiton, responding to the concerns about executive remuneration.

I repeat what I said earlier - first we have published a comprehensive remuneration report. Second, we are asking shareholders to vote on the Group's remuneration policy. Third, we have devised new incentive arrangements to replace all of the old plans with new and more rigorous performance hurdles that we are asking shareholders to consider today and fourthly, we are asking shareholders to vote on the participation in that Scheme by the executive directors every year.

BHP Billiton Limited ABN 49 004 028 077 Registered in AustraliaRegistered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and WalesRegistered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia